EXHIBIT 99.4

Press Release

Total and Mitsui O.S.K. Lines sign a long-term charter contract for a pioneer Liquefied Natural Gas (LNG) bunker vessel

Tokyo/Paris, February 06, 2018 – Total Marine Fuels Global Solutions (TMFGS) and Mitsui O.S.K. Lines, Ltd. (MOL) have signed a long-term charter contract for a large LNG bunker vessel of 18,600 m³, to be delivered in 2020. She will operate in Northern Europe and will be the first ever capable of supplying large quantities of LNG in one single bunkering operation.

With this vessel, TMFGS intends to serve the emerging marine LNG market for the container ships segment, including those sailing on the Europe-Asia trade. She will be used in particular to supply CMA CGM’s new build LNG mega container ships, following the 10 years contract of 300 kt per annum signed with TMFGS in December 2017.

This bunker vessel will be built by Hudong-Zhonghua Shipbuilding in China and fitted with the Mark III membrane containment system provided by the French company GTT. Highly manoeuvrable by design, with a length of about 135 meters, she will be able to operate safely in the considered harbours and terminals. She will meet the highest environmental standards through the use of LNG as fuel and a complete reliquefaction of the boil-off gas.

The newbuild vessel will be managed by MOL (Europe Africa) Ltd, a UK subsidiary of MOL.

This agreement is a significant milestone in the cooperation between MOL and Total Marine Fuels Global Solutions, with developments in both conventional fuels and LNG ahead of 2020 IMO sulphur regulations. Beyond their historical commercial relationship, the two companies have also signed a Memorandum of Understanding to combine their expertise in the development of marine LNG infrastructures and serve MOL future LNG needs.

Olivier Jouny, Managing Director of TMFGS, commented on the decision: “We are very proud to partner with MOL for our first LNG bunker vessel. Their track record in LNG shipping already includes major achievements with Total. Combined with our strong historical activity in the bunker industry and our global footprint in LNG, this pioneer agreement offers a major contribution to the development of LNG as a marine fuel and illustrates Total’s strong commitment towards the use of this new fuel.

Takeshi Hashimoto, MOL Senior Managing Executive Officer, Energy Transport Business Unit, said: “We are delighted to be selected as a partner of Total Marine Fuels Global Solutions for their first LNG bunker vessel. This is a key milestone for MOL and also a stepping stone to further enhancement of the two companies’ relationship of not only in conventional fuels but also LNG as a marine fuel. We are confident that our joint technical and operational expertise will contribute positively to this new business development. ”

About Total Marine Fuels Global Solutions

Total Marine Fuels Global Solutions is Total’s dedicated business unit in charge of worldwide bunkering activities. Total Marine Fuels Global Solutions is the single point of contact for a full spectrum of solutions with innovative and efficient bunkering services. www.marinefuels.total.com.

About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, a major player in low-carbon energies. Our 98,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits.

About Mitsui O.S.K. Lines

Mitsui O.S.K. Lines, Ltd. (MOL), as a multi-modal transport group, meets the needs of the era in a wide variety of fields including dry bulkers such as iron ore carriers, coal carriers, and woodchip carriers, crude oil tankers, LNG carriers and offshore business, methanol carrier, chemical tankers, product tankers, car carriers, ferries, RORO ships, logistics, and containerships that carry a broad range of products.

MOL’s activities are truly borderless, based on the operation of one of the world’s largest merchant fleets, backed by expertise and technology developed throughout our over 130-year history. MOL supports the growth of the world economy with the entire globe as our stage, while continually evolving into an excellent and resilient corporate group.

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Total contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 (0)207 719 7962 l ir@total.com

MOL contacts

Mitsui O.S.K. Lines, Ltd.

Public Relations Office

Telephone : +81 (3) 3587 7015

Facsimile : +81 (3) 3587 7705

Cautionary note

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